THE SECURITIES EVIDENCED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

____

Principal Amount:	Date of Issuance:
$[AMOUNT]	[EFFECTIVE DATE]

2017 3% CONVERTIBLE PROMISSORY NOTE

For value received, Epec Holdings, Inc., a Florida corporation ("Company") promises to pay to the order of the Investor named below ("Investor"), or its registered assigns, in lawful money of the United States of America, the principal sum of set forth above together with simple interest on the outstanding principal amount hereof at the rate of three percent (3.0%) per annum, computed on the basis of actual days elapsed over a year of 365 days. Interest shall commence from the date of this Convertible Promissory Note (this "Note") and shall continue on the outstanding principal amount until this Note is satisfied in full. This Note is issued pursuant to the terms of that certain Convertible Note Purchase Agreement dated as of the date hereof (the "Agreement"), and is one of a group of notes of like tenor. Capitalized terms not elsewhere defined herein have the meanings set forth in the Agreement.

The "Valuation Cap" is $4,500,000.

The "Interest Rate" is 3.0%.

1. Definitions.

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"CF Shadow Series" means (a) a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), or (b) if no Preferred Stock has been issued, Common Stock; *provided, however*, that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock or Common Stock, as applicable; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"Change of Control" shall be deemed to occur:

(i) if the Company shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Company); or

(ii) upon the consummation of any transaction or series of related transactions to which the Company is a party and in which in excess of 50% of the Company's voting power is transferred; *provided* that none of the following shall be considered a Change of Control: (x) a merger effected exclusively for the purpose of changing the domicile of the Company, (y) a bona fide equity financing in which the Company is the surviving corporation and cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof, or (z) a merger or consolidation in which the Investors of the Company immediately prior to the transaction own at least a majority of the voting power of the surviving corporation following the transaction.

"Maturity Date" means the date which is three hundred sixty five days from the Date of Issuance.

"Qualified Financing" means a single transaction or a series of related transactions occurring after the date hereof and prior to repayment of this Note in which the Company receives cash proceeds in immediately available funds of at least one million dollars ($1,000,000) in connection with the sale of capital stock of the Company ("Shares") (excluding the principal amount of this and any other similar convertible notes issued by the Company that automatically convert into such equity securities in connection with such sale).

"Transaction Documents" means this Note and any purchase agreement executed in connection with this Note.

2.   At the first closing of the Qualified Financing, the outstanding principal amount under this Note shall, in the sole discretion of the Company, be converted into fully paid and non-assessable CF Shadow Series Shares of such Capital Stock of the Company of the same class as those issued to investors in the Qualified Financing, in an amount equal to the number of Shares as determined in accordance with the following formula, rounded down to the nearest whole share:

$$\frac{\text{Outstanding Principal Amount and unpaid accrued interest of the Note}}{\text{PPS}}$$

where "PPS" equals the lower of: (A) the price per share at which Shares are sold in the Qualified Financing, or (B) the quotient obtained (the "Valuation Cap Price") by dividing (1) $4,500,000 by (2) 96,973,373 (the "Fully-Diluted Outstanding Shares"). The Company shall exercise its option to convert this Note as described above by delivering written notice to the Investor prior to the first closing of the Qualified Financing (a "Conversion Notice").

3.   Immediately prior to the closing of any Change of Control, the outstanding principal amount and unpaid accrued interest under this Note shall automatically be converted into the number of fully paid and non-assessable shares of the CF Shadow Series Common Stock of the Company determined in accordance with the following formula, rounded down to the nearest whole share:

$$\frac{\text{Outstanding Principal Amount and unpaid accrued interest of the Note}}{\text{PCS}}$$

where "PCS" equals the lesser of: (A) the consideration payable per share of Common Stock of the Company in such Change of Control, and (B) the Valuation Cap Price.

4.   At any time after the Maturity Date, if the Qualified Financing has not occurred, the outstanding principal amount under this Note and unpaid accrued interest under this Note shall automatically be converted into the number of fully paid and non-assessable shares of CF Shadow Series Common Stock determined in accordance with the following formula, rounded down to the nearest whole share:

$$\frac{\text{Outstanding Principal Amount and unpaid accrued interest of the Note}}{\text{PCS}}$$

where "PCS" equals the Valuation Cap Price.

5.   Upon conversion, Investor shall surrender this Note to Company at its principal executive office as set forth above.   Such conversion shall be deemed to have been made: (i) immediately prior to the Change of Control, or (ii) subject to the timely   delivery of a Conversion Notice, upon the first closing of the Qualified Financing (or at such time thereafter as such notice is provided, or (iii) upon the Maturity Date, as the case may be (the "Conversion Date"), but subject to and conditioned upon the closing of the Qualified Financing or Change of Control, as the case may be, and Investor shall be treated for all purposes as the record Investor of such shares as of such Conversion Date.   Within a reasonable time after the Conversion Date, the Company shall pay Investor in cash in lieu of any fractional share to which the Investor would otherwise be entitled, the Company shall pay Investor in cash an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a share not issued. Upon the conversion of this Note into CF Shadow Series Capital Stock upon the Qualified Financing, Investor hereby agrees to execute any agreements entered into by the purchasers of Shares in the Qualified Financing, or CF Shadow Series of such Shares, as applicable, including, but not limited to, a definitive purchase agreement, and any other agreements executed by purchasers of Shares in such Qualified Financing.   Upon the conversion of this Note into CF Shadow Series Common Stock upon a Change of Control, Investor hereby agrees to execute any agreements entered into by the other Investors of the Company in connection with such Change of Control.

6.   The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all indebtedness of the Company, or with respect to which the Company is a guarantor, to banks, commercial finance Investors, insurance companies, leasing or equipment financing institutions or other lending institutions regularly engaged in the business or lending money, which is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured (the "Senior Indebtedness"). By acceptance of this Note, the Investor agrees to execute and deliver forms of subordination agreement requested that may be requested from time to time by Holder(s) of Senior Indebtedness, and as a condition to the Investor's rights hereunder, the Company may require that the Investor execute such forms of subordination agreement. No indebtedness which does not constitute Senior Indebtedness shall be senior in any respect to the indebtedness represented by the Notes.

7.   The occurrence of any of the following shall constitute an "Event of Default" under this Note:

(a)   the commencement by the Company of a proceeding in bankruptcy, (b) the consent by the Company to a proceeding in bankruptcy filed against it by another party, (c) the appointment of a receiver, liquidator, assignee or trustee of the Company's assets for the benefit of creditors or (d) the dissolution, liquidation, winding up or insolvency of the Company.

8.   Upon the occurrence of any Event of Default, the Investor, at its option, may:

(a)   by notice to the Company, declare the unpaid principal amount of this Note, all interest accrued and unpaid hereon and all other amounts payable hereunder to be immediately due and payable, whereupon the unpaid principal amount of this Note, all such interest and all such other amounts shall become immediately due and payable, without presentment, demand, protest or further notice of any kind, provided that if an event described in paragraph (b) above shall occur, all such obligations, immediately and without notice, shall automatically become due and payable; and

(b)   whether or not the actions referred to in clause (a) have been taken, exercise any or all of the Investor's rights and remedies available to the Investor under applicable law, either by suit in equity or action at law, or both.

9.   The Transaction Documents constitute the entire agreement between the Company and Investor with respect to the Note, and supersedes every course of dealing, and any other conduct, oral or written agreement and representation previously made by the Company and Investor relating to the subject matter hereof. All rights and remedies of the Investor under applicable law and Transaction Documents or amendment of any provision thereto are cumulative and not exclusive. No single, partial or delayed exercise by the Investor of any right or remedy shall preclude the subsequent exercise by the Investor at any time of any right or remedy of the

Investor without notice. Company agrees that in any legal proceeding, a copy of the Transaction Documents may be admitted into evidence as an original. The Transaction Documents create a binding obligation enforceable against Company and its successors and assigns and shall inure to the benefit of the Investor and its successors and assigns. If a court deems any provision of the Transaction Documents invalid, the remainder of the provisions contained therein shall remain in effect.

10.   Any amendment hereto or waiver of any provision hereof must be in writing and signed by: (a) the Company and (b) the Investor.

11.   All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed, emailed or delivered to the receiving party at the address shown on the signature page of this Note, or at such other address as such receiving party shall have most recently furnished in writing or by email to the sending party.

12.   This Note is made in accordance with and shall be construed under the laws of the State of New York, without regard to conflicts of law principles. Each party irrevocably submits to the exclusive jurisdiction of any state of Federal court located within the Southern District of the State of New York, for the purposes of any suit, action or other proceeding arising out of this Note.

13.   If any action or proceeding is commenced to enforce this Note or any right arising in connection with this Note, the prevailing party in such action or proceeding shall be entitled to recover from the other party the reasonable attorney's fees, costs and expenses incurred by such prevailing party.

14.   This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures and signatures delivered in .pdf format shall be legally valid for all purposes hereof.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

Epec Holdings, Inc.
_____

Founder Signature
_____

Name: Ron Miller
_____

Title: CEO
_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By: _____   By:_____

                                    Investor Signature

                                    Name: [INVESTOR NAME]
                                    _____

                                    Title: [INVESTOR TITLE]
                                    _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

SIGNATURE PAGE